Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated August 1, 2011

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ No. 33.256.439/0001-39
NIRE No. 35.300.109.724

MATERIAL NOTICE

Ultrapar announces the date of the conversion of each preferred share into one common share and of the listing in the Novo Mercado segment

In addition to the Material Notice released on April 4, 2011 and the Notice to Shareholders released on June 28, 2011, Ultrapar Participações S.A. (“Ultrapar” or “Company”) reports to its shareholders and to the market that the period for exercising the withdrawal right by shareholders who dissented from the resolutions of the Extraordinary General Shareholders’ Meeting (“Extraordinary Shareholders’ Meeting”) held on June 28, 2011, ended today, and that the Company’s management did not exercise its option pursuant to article 137, § 3, of Law nr. 6,404/76.

Ultrapar also informs that, on August 17, 2011, each preferred share issued by the Company will be converted into one common share, and its common shares will start trading on the Novo Mercado listing segment of BM&FBOVESPA. As of the same date, the ADRs represented by preferred shares will be represented by common shares issued by Ultrapar and will be traded in the New York Stock Exchange under this new format.

In addition, on August 17, 2011, Ultrapar’s new bylaws approved at the Extraordinary Shareholders’ Meeting of June 28, 2011 will become effective.

This stage completes the process of implementing Ultrapar’s new corporate governance structure announced on April 4, 2011. We believe that the new structure enables higher investment capacity, growth, attraction and retention of talented professionals and value creation for the Company. All Ultrapar shareholders will be granted identical voting rights to actively participate in the decisions of the shareholders’ meeting, to build an even better company and to allow its longevity.

São Paulo, August 1, 2011.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2011
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice)